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                               May 16, 2024

       Bun Kwai
       Chief Executive Officer
       QMMM Holdings Ltd
       Unit 1301, Block C, Sea View Estate,
       8 Watson Road
       Tin Hau, Hong Kong

                                                        Re: QMMM Holdings Ltd
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed May 13, 2024
                                                            File No. 333-274887

       Dear Bun Kwai:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 10, 2024 letter.

       Amendment No. 4 to Registration Statement on Form F-1 filed May 13, 2024

       Risk Factors, page 12

   1. We note your new disclosure on page 99 of the Underwriting section regarding the restriction on
continuous offering. Please add a new risk factor to address the potential risks to your liquidity
as a result of this provision. The risk factor should note your need to obtain written approval
from Revere Securities, LLC, and should clarify whether the right to withhold such
approval is absolute. The risk factor should also note the length of the restriction and clarify
whether the parties intend for the restriction to encompass
                                                        secondary offerings
(i.e., resale transactions by selling security holders, such that the registrant may be
unable to register the resale of securities it sold via an exemption from registration under the
Securities Act). In addition, the risk factor should note the potential costs or obligations
associated with obtaining approval from Revere Securities, LLC to
 Bun Kwai
QMMM Holdings Ltd
May 16, 2024
Page 2
      engage in a transaction covered by the provision. Finally, please update the description of the provision on page 99 to reflect the substance of the information contained in the new risk factor.

       Please contact Tony Watson at 202-551-3318 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,
FirstName LastNameBun Kwai
                                                            Division of
Corporation Finance
Comapany NameQMMM Holdings Ltd
                                                            Office of Trade &
Services
May 16, 2024 Page 2
cc:       Jeffrey Li, Esq.
FirstName LastName